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Re:	Somaxon Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on August 21, 2012
File No. 000-51665

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated August 23, 2012 with respect to Somaxon Pharmaceuticals, Inc.’s (“Somaxon”) Preliminary Proxy Statement on Schedule 14A filed on August 21, 2012, File No. 000-51665. For ease of reference, we have set forth the Staff’s comment and Somaxon’s response below.

1.	We note your statement, “Because the total number of shares of authorized common stock is not being reduced in an amount proportionate to the reverse stock split, the ability of the Board to issue authorized and unissued shares without further stockholder action will be significantly increased.” Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the approval of the reverse stock split. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

Somaxon’s response: Somaxon acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 5 of the Preliminary Proxy Statement accordingly.

Somaxon acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            August 24, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

            August 24, 2012

Please contact the undersigned at (858) 523-5435 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Cheston J. Larson
Cheston J. Larson of LATHAM & WATKINS LLP

Enclosure

cc:    Matthew W. Onaitis, Esq., Somaxon Pharmaceuticals, Inc.